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17016693

UNITED STATES
'AND EXCHANGE COMMISSION
ıshington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 0 3 2017
Washington DC
414

SEC FILE NUMBER
8-67456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRYSTAL BAY SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7499 WEST ATLANTIC AVENUE, SUITE 208
(No. and Street)

DELRAY BEACH	FL	33446
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee J. MacLeod (716)799-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, P.A.
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rafael Golan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRYSTAL BAY SECURITIES INC., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



KARISHMA PERSAUD
Notary Public - State of Florida
My Comm. Expires Jun 15, 2018
Commission # FF 095367

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRYSTAL BAY SECURITIES INC. FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2016

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplementary Information Required by Rule 17a-5 of

The Securities and Exchange Commission

Schedule I- Computation of Net Capital Pursuant to Rule 15c3-1

and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4) 9

Schedule II- Computation of Aggregate Indebtedness Under

Rule 17a-5 of the Securities and Exchange Commission 10

Schedule III- Information Related to Exemptive Provision Requirements

Under SEC Rule 15c3-3 11



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Crystal Bay Securities, Inc.

We have audited the accompanying statement of financial condition of Crystal Bay Securities, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Crystal Bay Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crystal Bay Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Crystal Bay Securities, Inc.'s financial statements. The supplemental information is the responsibility of Crystal Bay Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

March 1, 2017

CRYSTAL BAY SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	51,709
Commissions Receivable		18,950
Prepaid Expenses		14,816
Deposits with clearing broker		10,260
Property & Equipment Net of Accumulated Depreciation of $2,825		353
	$	96,088

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	5,527
	5,527
Stockholders' equity:	
Common stock, $1 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	229,248
Retained earnings (deficit)	(138,787)
	90,561
	$96,088

The accompanying notes are an integral part of these financial statements.

CRYSTAL BAY SECURITIES INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

Revenues:	
Commissions	$ 493,905
Other income	386
Total revenues	494,291
Expenses:	
Clearing fees	30,671
Commission expense	304,767
Occupancy - Related Party	47,430
Professional fees	41,819
Wages and salaries	34,096
Reimbursed expenses - Related Party	92,759
Other operating expenses	12,982
Total expenses	564,524
Net income (loss)	$ (70,233)

The accompanying notes are an integral part of these financial statements.

CRYSTAL BAY SECURITIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2016

	Common Stock		pre-2014 Additional Paid-in	Retained	Stockholders Equity
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2016	100	$ 100	$ 100,580	$ (68,554)	$ 32,126
Net income (loss)	-	-	-	(70,233)	(70,233)
Stockholder contributions	-	-	128,668	-	128,668
Balances, December 31, 2016	100	$ 100	$ 229,248	$ (138,787)	$ 90,561

The accompanying notes are an integral part of these financial statements

CRYSTAL BAY SECURITIES INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income (loss)	$ (70,233)
Other adjustment	
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
(Increase) decrease in:	
Commissions receivable	(8,419)
Prepaid Expenses	(12,030)
Clearing Account	21
Clearing Deposit	1
Fixed Assets - Depreciation	1,059
Increase (decrease) in:	
Accounts payable and Accrued Liabilities	(21)
Commissions payable	(5,265)
Net cash used in operating activities	(94,887)
Cash flows from financing activities:	
Stockholder's Contributions	128,668
Net cash provided by financing activities	128,668
Net increase (decrease) in cash and cash equivalents	33,781
Cash and cash equivalents at beginning of period	17,928
Cash and cash equivalents at end of period	$51,709

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 – Summary of Significant Accounting Policies

Nature of Business

RSG Capital Corporation ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on January 10, 2006 and began operations in March 2007. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The revenues of the Company are derived primarily from commission earned on the sale of investment company products and REITS.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company legally changed its name from RSG Capital Corporation to Crystal Bay Securities Inc. effective January 27, 2016.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions from investment and annuity products are recorded as earned.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has

Note 1 – Summary of Significant Accounting Policies (cont'd)
Income Taxes (cont'd)

determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $51,443 and a net capital ratio of 9.79% to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines and requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4 – Related party transactions

On November 28, 2007, the Company entered into a month-to-month Expense Sharing Agreement with an affiliated company related through common ownership, for the purpose of allocating expenses between the Company and the Affiliate. The Agreement provides a formula for allocating office space rental and the expense of equipment, supplies, and related overhead costs. For the year ended December 31, 2016, the Company paid $47,430 for office space rental under the terms of the Agreement. Additionally, the Company

Note 4 – Related party transactions (cont'd)

paid $6,643 for insurance, $6,750 for postage, $4,896 for office expense, and $74,470 for compensation, all of which are reported in reimbursed expenses on the statement of operations.

Note 5 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2017 through March 1, 2017, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Note 6 - Commitments

Pursuant to the clearing agreement, the Company is to pay a $2500 minimum monthly clearing charge. Minimum future payments due the next two (2) years for all commitments of the Company are as follows:

	Non- Related Party	Related Party	Totals
2017	$ 30,000	$ 147,719	$ 177,719
2018	30,000	147,719	177,719
Totals	$ 60,000	$ 295,438	$ 355,438

There are no other commitments or contingencies.

Note 7 - Property & Equipment

Property and equipment are summarized by major classifications as follows:

	2016
Furniture and office equipment	$ 3,178
	3,178
Less accumulated depreciation	(2,825)
Net property and equipment	$ 353

Depreciation expense was $1,059 for the year ended December 31, 2016.

Note 8 – Litigation

The Company is the subject to a claim alleging damages of $35,000 for the sale of investment products. The claim is in the early stages and the Company has denied all of the allegations and is vigorously defending this action. The Company cannot ascertain the likelihood of an unfavorable outcome although believes it is very unlikely, therefore, an accrual has not been recorded.

SCHEDULE I
CRYSTAL BAY SECURITIES INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2016

Computation of basic net capital requirements:

Total stockholder's equity qualified for net capital	$ 90,561
Deductions:	
Non-allowable assets:	
Commissions Receivable	18,950
Prepaid Expenses	14,815
Property & Equipment	353
Total non-allowable assets	34,118
Other Charges and Deductions	
Charges against Net Capital: Unsecured Debits	
Total Deductions	34,118
Net capital	56,443
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness	368
Minimum dollar net capital for this broker-dealer	5,000
Net capital requirement (greater of above two requirements)	5,000
Net capital in excess of required minimum	51,443

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

SCHEDULE II
CRYSTAL BAY SECURITIES INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Aggregate indebtedness:

Accounts payable and accrued liabilities	$	5,527
Total aggregate indebtedness	$	5,527
Ratio of aggregate indebtedness to net capital		9.79%

CRYSTAL BAY SECURITIES INC.
SCHEDULE III
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2016

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Crystal Bay Securities, Inc.

We have reviewed management's statements, included in the accompanying Crystal Bay Securities, Inc. Exemption Report, in which (1) Crystal Bay Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Crystal Bay Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Crystal Bay Securities, Inc. stated that Crystal Bay Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Crystal Bay Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crystal Bay Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 1, 2017


Crystal Bay
Securities INC.

7499 West Atlantic Avenue
Suite 208
Delray Beach, FL 33446
Phone: 561-499-7009
Fax: 561-499-5009

Crystal Bay Securities, Inc.

Exemption Report

Crystal Bay Securities, Inc.(the "Company")is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5,"Reportsto be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii)(the "exemption provision")

(2) The Company met the identified exemption provision throughout the most recent fiscal year2016 without exception.

I, Rafael Golan affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By: 
Rafael Golan
President, Crystal Bay Securities, Inc.

Date: February 27, 2017